UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION STATEMENT
UNDER SECTION 14(d)(4) OF THE
SECURITIES EXCHANGE ACT OF 1934

KIMBER RESOURCES INC.
(Name of Subject Company)

KIMBER RESOURCES INC.
(Names of Persons Filing Statement)

Common Shares, without par value
(Title of Class of Securities)

49435N101
(CUSIP Number of Class of Securities)

Gordon Cummings
President and Chief Executive Officer
Kimber Resources Inc.
220 - 800 West Pender Street,
Vancouver, BC, V6C 2V6
(604) 669-2251
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Michael L. Weiner
Dorsey & Whitney LLP
1400 Wewatta Street, Suite 400
Denver, CO 80202
(303) 629-3400

[ X ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

On September 25, 2013, Kimber Resources Inc. (“Kimber”) and Invecture Group, S. A. de C. V. (the “Invecture Group”) issued a press release announcing the execution of a Support Agreement (the “Support Agreement), pursuant to which the Invecture Group will commence a tender offer (the “Offer”) to purchase all of the issued and outstanding common shares of Kimber for a cash payment of C$0.15 per common share.

This Schedule 14D-9 filing consists of the following documents relating to the proposed Offer:

i.	Press Release of Kimber, dated September 25, 2013

Suite 215-800 West Pender St
Vancouver, BC V6C 2V6

t:	604 669 2251
866 824 1100
f:	604 669 8577

w:	www.kimberresources.com

Invecture Group to Make C$0.15 Per Share Cash Offer for Kimber Resources

Mexico City and Vancouver, BC – September 25, 2013 – Invecture Group, S. A. de C. V. (“Invecture Group”) and Kimber Resources Inc. (“Kimber”) (TSX: KBR) jointly announced today that the parties have entered into a support agreement (the “Support Agreement”), pursuant to which Invecture Group has agreed, subject to the terms and conditions of the Support Agreement, to make an offer to acquire all of the outstanding common shares of Kimber for C$0.15 in cash per share by way of a take-over bid (the “Offer”).

The Offer price of C$0.15 per Kimber common share represents a premium of 67% to the closing price of Kimber common shares on the Toronto Stock Exchange (“TSX”) on September 24, 2013 (the last trading day prior to the announcement of the Offer) and 26% to the volume weighted average price of Kimber common shares on the TSX for the 20-day period ended September 24, 2013. The Offer values the Kimber equity at approximately C$12.7 million on a fully-diluted basis, excluding the 20 million shares to be issued under the Placement (as defined below).

In connection with the execution of the Support Agreement, all of the directors and officers of Kimber collectively holding approximately 7.5% of the outstanding Kimber common shares, entered into lock-up agreements with Invecture Group, pursuant to which they have agreed to tender to the Offer all of the Kimber common shares held by them (including common shares issuable upon exercise of options).

The Support Agreement further provides that Invecture Group will purchase 20,000,000 common shares of Kimber at a price of C$0.10 per share for gross proceeds of C$2,000,000 (the “Placement”). The proceeds of the Placement will be used for working capital and general corporate purposes. The Placement is subject to a number of standard conditions including the approval of the TSX, and is to close as soon as practicable after these conditions have been met, and in any event no later than October 2, 2013. The common shares to be issued to Invecture Group pursuant to the Placement will be subject to a four month hold period from the date of their issuance.

The Board of Directors of Kimber, after consultation with its advisors, has unanimously determined that the Offer is in the best interests of Kimber and its shareholders. Primary Capital Inc. has provided an opinion to the Board of Directors of Kimber to the effect that the consideration to be received under the Offer is fair, from a financial point of view, to Kimber’s shareholders other than Invecture Group.

John Detmold, Managing Director of Invecture Group, commented, “We believe that this transaction offers fair value to Kimber shareholders and stability for Kimber and its Monterde Project.”

Gordon Cummings, President and Chief Executive Officer of Kimber said, “The Offer reflects a significant premium to the recent trading price of Kimber’s shares. The Offer, Kimber’s alternative strategies and the current circumstances of the company have been reviewed carefully by the independent directors of Kimber. We believe the Offer provides fair value to our shareholders and a liquidity opportunity which has the unanimous support of our Board of Directors. The Placement also provides Kimber with a significant and timely influx of cash in a challenging equity market for junior resource issuers.”

Pursuant to the Support Agreement, Kimber may not solicit other acquisition proposals, but it is entitled to consider unsolicited acquisition proposals made by third parties and accept superior proposals in accordance with the terms of the Support Agreement. Invecture Group has the right to match any acquisition proposal received by Kimber that constitutes a superior proposal. The Support Agreement provides for the payment by Kimber to Invecture Group of a termination fee of C$500,000 in certain circumstances, including in the event that Kimber gives notice to terminate the Support Agreement in order to enter into a superior proposal.

The Offer will be subject to certain customary conditions, including there being deposited under the Offer and not withdrawn at the expiry time of the Offer such number of Kimber common shares that represents at least 66 2/3% of the outstanding Kimber common shares then outstanding, excluding shares acquired by Invecture Group in the Placement, and there shall not have occurred any change, condition, event or development which has had, or which could reasonably be expected to have, a material adverse effect in respect of Kimber. Invecture Group may waive the conditions of the Offer in certain circumstances. The Offer is not subject to any financing condition.

Provided that at least 90% of the outstanding Kimber common shares are deposited under the Offer, Invecture Group intends to take steps available to it under relevant corporate and securities laws to acquire any Kimber common shares that remain outstanding following the completion of the Offer.

Full details of the Offer will be included in Invecture Group’s take-over bid circular, which is expected to be mailed with related documents to Kimber shareholders on or prior to October 15, 2013, together with a directors’ circular which will set out the unanimous recommendation by the Board of Directors of Kimber that Kimber shareholders accept the Offer. The Offer will be open for acceptance for a minimum of 36 days following the date of mailing.

Kimber has engaged Stikeman Elliott LLP as its legal advisor in connection with the Offer. Invecture Group has engaged Blake, Cassels & Graydon LLP as its legal advisor in connection with the Offer.

Copies of the Support Agreement, lock-up agreements, take-over bid circular, directors’ circular and certain other related documents will be filed with securities regulators and will be available on SEDAR at www.sedar.com.

About Invecture Group

Invecture Group is the holding company of Frontera Copper Corporation (“FCC”). FCC was listed on the TSX since 2004 until it was acquired through a tender offer for all of its outstanding shares and options completed in May, 2009.

Frontera’s main asset is the Piedras Verdes Copper Mine located close to Alamos in the State of Sonora in North Western Mexico. The mine produces 70 million pounds annually of Grade A LME Copper Cathode from an open pit crushed heap leach operation.

On February 7, 2012, Invecture entered into an earn in agreement, with Vista Gold whereby, subject to the fulfillment of the conditions therein, it may acquire the majority of Los Cardones Gold Project.

About Kimber

Kimber owns mineral concessions covering in excess of 39,000 hectares in the prospective Sierra Madre gold-silver belt, including the Monterde property, where three gold-silver mineral resources have already been defined. The most advanced of these, the Carmen deposit, has been extensively drilled and has undergone detailed geologic modeling. The completion of the Updated Preliminary Economic Assessment for Monterde in 2011 represented a significant step forward for Kimber and supported further evaluation and more advanced economic studies at the Monterde deposits, with the 2012 Updated Mineral Resource Estimate Technical Report for the Carmen deposit representing a component of those activities.

Forward Looking Information

Certain statements in this release constitute forward-looking statements within the meaning of applicable securities laws. Forward-looking statements in this press release include, without limitation, statements relating to: the making of the Offer; the consummation of the Offer, including any second step transaction to acquire Kimber shares not tendered to the Offer; the mailing of the take-over bid circular and directors’ circular (and other related Offer documents) and anticipated timing thereof. Words such as “may”, “would”, “could”, “should”, “will”, “anticipate”, “believe”, “plan”, “expect”, “intend”, “potential” and similar expressions may be used to identify these forward-looking statements although not all forward looking statements contain such words.

Forward-looking statements involve significant risks, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, risks associated with the Offer and acquisitions generally, such as: the failure to satisfy the conditions of the Offer (including the minimum tender condition); completion of the acquisition may be more costly than expected; and the risk of unexpected costs or liabilities relating to the acquisition.

Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results or achievements may vary materially from those expressed or implied by this press release. These factors should be considered carefully and reader should not place undue reliance on the forward-looking statements. These forward-looking statements are made as of the date of this press release and, other than as required by law, neither Invecture Group nor Kimber intends to or assumes any obligation to update or revise these forward- looking statements, whether as a result of new information, future events or otherwise.

Further Information

For further information concerning Kimber, contact: Renee

Brickner, BSc (Hons) Geol.
Vice President, Investor Relations or

Gordon Cummings, CA
President and CEO

North America Toll Free: 1-866-824-1100
Tel: (604) 669-2251
Fax: (604) 669-8577

Website: http://www.kimberresources.com
Email: kimbernews@kimberresources.com